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                             November 1, 2023

       Anat Ashkenazi
       Executive Vice President and Chief Financial Officer
       Eli Lilly and Company
       Lilly Corporate Center
       Indianapolis, IN 46285

                                                        Re: Eli Lilly and
Company
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
October 26, 2023
                                                            File No. 001-06351

       Dear Anat Ashkenazi:

              We have reviewed your October 26, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Response dated October 26, 2023

       Management's Discussion and Analysis of Results of Operations and Financial Condition, page
       37

   1. We note your response to prior comment 1 and re-issue it in part. Please expand your disclosure to address
how your reputation or brand could be affected by climate change and the potential
response from investors, lenders, and customers.
   2. We note your response to prior comment 2 stating that you did not experience any material impacts from
severe weather-related events and re-issue it in part.
                                                        Please quantify all
weather-related damages to your property or operations for each of the years ended December
31, 2022, 2021, and 2020.
 Anat Ashkenazi
FirstName   LastNameAnat   Ashkenazi
Eli Lilly and Company
Comapany 1,
November    NameEli
               2023 Lilly and Company
November
Page  2     1, 2023 Page 2
FirstName LastName
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Donald A. Zakrowski, Senior VP Finance & CAO